Novuson Surgical Inc.



ANNUAL REPORT

11824 North Creek Parkway North

Bothell, WA 98011

0

www.novuson.com

This Annual Report is dated April 28, 2022.

BUSINESS

Novuson Surgical Inc. ("Novuson" or the "Company") is a pre-revenue, innovative medical device company founded in 2014 and based in Bothell, WA. The Company is developing what we believe is the world's first Direct Therapeutic Ultrasound (DTU) surgical instrument platform for minimally invasive, robotic, and endoscopic surgeries.

We believe Novuson's launch product (3mm Mini LS) will be essential for Vessel Sealing/Dividing in Gynecological, Urological, Bariatric, Pediatric, Trauma, and other surgical specialties. Novuson was granted an exclusive patent license for 7 U.S. patents with the University of Washington. 4 of those patents are still active. The exclusive license grants Novuson the exclusive rights to make, have made on Novuson's behalf, use, offer to sell or sell, offer to lease or lease, import, or otherwise offer to dispose or dispose of Licensed Products in the Territory in the Field of Use. The license granted in this Agreement is limited to the inventions that are expressly claimed in the Licensed Patent. Novuson also has the right to sublicense the rights under this agreement. In addition, Novuson has three (3) US patents awarded in 2021, one (1) patent pending in 2022, and has filed in six (6) countries internationally. Novuson has completed prototypes and the first product launch of the platform will be what we believe to be a first-in-class 3mm Mini-Laparoscopic Sealer/Divider. We believe that the use of Novuson systems will improve safety, be more precise, significantly reduce bleeding, substantially improve patient outcomes, and reduce hospital costs.

Once Novuson receives regulatory clearance, we will do user evaluation studies with our Key Opinion Leaders (KOL) in gynecological and pediatric surgery. Our KOL's will present our products and the results of their studies at medical conferences. Novuson will also have marketing booths at the conferences to demonstrate our products to the surgeons in attendance.

Once we have feedback from our KOL's we will start our direct sales at ambulatory surgical centers. In addition, Novuson will explore licensing agreements in other countries and in specialties such as robotic and endoscopic surgery. Once Novuson has market traction through direct sales, we will expand into distribution agreements to enter into the hospital systems.

Active Litigation

Two convertible noteholders of the Company filed a complaint in King County (case no 22-2-00975-6 SEA). Plaintiff 1 has two convertible notes with a principal of $166,210 and $250,000. Plaintiff 2 has a convertible note with a principal of $250,000. The 12-month notes were issued in January 2018 with 12-month extensions; 15% interest for the first 12 months and 30% interest thereafter. Novuson has been working with both of these investors since 2019 to extend their notes and renegotiate the terms to be more in line with the terms of the notes associated with our strategic partner. Plaintiffs have refused every offer/attempt to extend the notes because Novuson will not and cannot give them millions of penny warrants for extending their notes.

Plaintiffs allege breach of contract because Novuson did not pay off their notes when they reached maturity nor give them millions of additional warrants. We believe there are no terms on these note that indicates Plaintiffs should get penny warrants for extending and/or renegotiating their notes.

While we are under the belief that because Novuson has tried to negotiate a resolution in good faith numerous times and the Plaintiffs keep reneging after agreeing to terms, if the suit continues, we believe the courts will consider Novuson's position favorably.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $2,000,000.00
Use of proceeds: Finalize prototype development
Date: October 22, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,500.00
Number of Securities Sold: 15,000,000
Use of proceeds: Founders shares
Date: February 13, 2014
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,151,534
Use of proceeds: Licensing Agreement with UW
Date: January 01, 2015
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $170,000.00
Use of proceeds: Regulatory
Date: March 26, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note-short term
Final amount sold: $65,000
Use of proceeds: Operations
Date: November 19, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $101,042.00
Number of Securities Sold: 288,692
Use of proceeds: Contract Engineering
Date: December 31, 2020
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,636,500.00
Number of Securities Sold: 9,325,342
Use of proceeds: Prototype development and operations
Date: June 01, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $927,460.00
Use of proceeds: Prototype development and operations
Date: January 15, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

This offering will allow Novuson to function for approximately 12 months without revenue generation. During that period, we plan to finalize our commercial development, conduct validation and verification studies for regulatory clearance, and submit our first product to the FDA for clearance.

The timeline to conduct this work is projected to be approximately 9 months after which we will conduct a user evaluation study and begin marketing our first product.

Foreseeable major expenses based on projections:

Major expenses will include outsourced validation activities such as sterilization, biocompatibility, shipping, packaging, aging, and safety. In addition, Novuson will incur major expenses with respect to contract engineering services for completing the commercially viable product. The final major expenses will be purchasing the necessary components for building the number of test articles needed for the validation studies as well as the costs associated with assembly and testing the articles. Beyond those expenses, the largest expense will be G & A expenses related to day-to-day operations.

Future operational challenges:

The major operational challenges Novuson foresees is hiring and retaining talented staff for assembly and testing Novuson technology. To date, Novuson has been an R&D company. To complete regulatory filing Novuson will need to hire sufficient numbers of skilled technicians and engineers that can modify and assembly our technology in a repeatable and consistent manner. Technicians with the expertise that Novuson requires are in high demand in the Seattle area, hence this competitive hiring landscape will prove challenging.

Future challenges related to capital resources:

In order to build out Novuson platform and go to market Novuson will need to raise an additional $5 million dollars. This will be challenging but Novuson is in preliminary discussions with strategic partners that have shown interest in possibly leading the next equity round.

Future milestones and events:

The greatest impact milestone is Novuson achieving our first regulatory clearance. In addition to regulatory clearance, Novuson has fundraising milestones and licensing milestones. Novuson also has the goal of raising $5 million USD by the end of 2022 and expanding our operations through licensing agreements in China and Europe. These milestones are all projected to be met in 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $12,539.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stuart Mitchell
Amount Owed: $15,000.00
Interest Rate: 10.0%
Maturity Date: August 31, 2022

Creditor: Carla Corkern
Amount Owed: $25,000.00
Interest Rate: 10.0%
Maturity Date: August 31, 2022

Creditor: Michael Levin
Amount Owed: $25,000.00
Interest Rate: 10.0%
Maturity Date: August 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stuart B Mitchell
Stuart B Mitchell's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, CEO
Dates of Service: February 13, 2014 - Present
Responsibilities: All operations of the company including technology development. Mr. Mitchell receives an annual salary of $175,000 and has approximately 11,677,182 shares as a founder.

Position: Chairman
Dates of Service: February 13, 2014 - Present
Responsibilities: Chair of the Board of Directors, This is an uncompensated role at Novuson. Directors do not receive salary or equity.

Position: Chief Science/Technology Officer
Dates of Service: February 14, 2014 - Present
Responsibilities: Develop Novuson's technology, this role is included in Dr. Mitchell's annual salary

Position: President
Dates of Service: February 13, 2014 - Present
Responsibilities: Oversee operations of the company, this role is included in Dr. Mitchell's annual compensation

Other business experience in the past three years:
Employer: BioDesign Research & Development
Title: President
Dates of Service: January 01, 2004 - Present
Responsibilities: Biomedical Engineering Consultant

Other business experience in the past three years:
Employer: Biomimetic Electrospinning Technologies
Title: CEO/Founder
Dates of Service: November 01, 2011 - Present
Responsibilities: Manage the IP of the company. This is a non-compensated role that requires only a few hours per year

Name: Carla Corkern
Carla Corkern's current primary role is with First Gen Cohorts. Carla Corkern currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: February 01, 2016 - Present
Responsibilities: Corporate oversight. Carla does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:
Employer: First Gen Cohorts
Title: Co-Founder
Dates of Service: September 12, 2020 - Present
Responsibilities: unkown

Other business experience in the past three years:
Employer: Vistage Worldwide
Title: Freelance CEO
Dates of Service: August 01, 2018 - Present
Responsibilities: CEO coach

Other business experience in the past three years:
Employer: Emily Jerry Foundation
Title: Board Member
Dates of Service: December 01, 2017 - Present
Responsibilities: Company Oversight

Other business experience in the past three years:
Employer: YouScript
Title: Board Member
Dates of Service: April 01, 2019 - April 12, 2020
Responsibilities: Company oversight
Other business experience in the past three years:

Employer: Modern Systems

Title: Board Member
Dates of Service: April 01, 2013 - July 01, 2019
Responsibilities: Chair of the Audit Committee

Name: Sam Liao
Sam Liao's current primary role is with Retired. Sam Liao currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January 01, 2016 - Present
Responsibilities: Corporate Oversight. Sam does not currently receive salary or equity compensation for this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Stuart Mitchell
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 60.83

Title of class: Preferred Stock
Stockholder Name: Stuart Mitchell
Amount and nature of Beneficial ownership: 342,466
Percent of class: 3.8

Title of class: Convertible Note on Series B (Series 1A)
Stockholder Name: Stuart Mitchell
Amount and nature of Beneficial ownership: 279,023
Percent of class: 4.31

Title of class: Convertible Note on Series B (Series 3)
Stockholder Name: Stuart Mitchell
Amount and nature of Beneficial ownership: 78,627
Percent of class: 14.47

Title of class: Convertible Note Warrants (class 1)
Stockholder Name: Stuart Mitchell
Amount and nature of Beneficial ownership: 904,813
Percent of class: 4.08

Title of class: Series A Warrants
Stockholder Name: Stuart Mitchell
Amount and nature of Beneficial ownership: 171,233
Percent of class: 3.08

RELATED PARTY TRANSACTIONS

Name of Entity: Stuart Mitchell
Relationship to Company: Officer
Nature / amount of interest in the transaction: $10,000 secured loan to the company in 2018 that was paid off in 2019
Material Terms: Secured 10% interest

Name of Entity: Stuart Mitchell
Relationship to Company: Officer
Nature / amount of interest in the transaction: $15,000 loan to the company in 2021
Material Terms: 10% interest, 12 month loan. Optional conversion to equity

Name of Entity: CQuadric Corporation
Names of 20% owners: Carla Corkern
Relationship to Company: Director
Nature / amount of interest in the transaction: $25,000 loan to the company
Material Terms: 10% interest, 12 month term, optional conversion to equity

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Convertible Note on Series B (Series 1 Notes), Convertible Note on Series B (Series 1A), Convertible Note on Series B (Series 2), Convertible Note on Series B (Series 3), Series A Warrants, Convertible Note Warrants (class 1), Convertible Note Warrant (class 2), and Other Warrants. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,671,875 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 16,440,226 outstanding.

Voting Rights

All shareholders holding over 2% of the company shares have the right to vote. However, as an investor in this offering, you have granted your votes by proxy to the CEO of the Company.
Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the

power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 38,777,555 shares, includes 16,440,226 shares of Common Stock, 9,023,973 shares of Preferred Stock, 4,511,986 shares of Series A Warrants, 7,000,000 shares of Class 2 Convertible Note Warrants, and 1,801,370 shares of Other Warrants.

Insider Investment Notice: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Preferred Stock

The amount of security authorized is 22,131,849 with a total of 9,023,973 outstanding.

Voting Rights

Each share of Series A Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Stock. The holders of the Series A Stock shall vote with Common Stock on all matters except as specifically provided in the Company's governing documents or as otherwise required by law.

Material Rights

Dividends

The holders of the Series A Stock shall be entitled to receive noncumulative dividends in preference to any dividend on the Common Stock, when and as declared by the Board. Any declared but unpaid dividends will be payable upon an acquisition or liquidation of the Company.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Stock shall be entitled to receive, prior and in preference to the holders of Common Stock, an amount equal to the original purchase price (or conversion price, as the case may be) of the

Series A Stock (as adjusted for stock dividends, splits, combinations, etc.), plus declared but unpaid dividends, respectively (the "Liquidation Preference"). After the payment of the Liquidation Preference, the assets of the Company shall be distributed ratably to the holders of Common Stock. A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the capital stock of the Company does not represent a majority of the outstanding shares of the surviving corporation (other than bona fide equity financing transactions) shall be deemed to be a liquidation.

Conversion

Each holder of Series A Stock shall have the right to convert all or a portion of its, his or her Series A Stock, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1, subject to adjustment as provided below. The Series A Stock shall be automatically converted into Common Stock, at the then applicable conversion price, (i) in the event that the holders of at least 75% of the outstanding Series A Stock consent to such conversion or (ii) upon the closing of a firmly underwritten public offering of shares of Common Stock.

Anti-Dilution

Proportional adjustments will be made for capital reorganizations, stock splits, reclassifications, and similar adjustments. Standard, broad-based weighted average anti-dilution protection will be in effect for issuance of additional shares below the conversion price of the Series A-1 and A-2 Stock, respectively, then in effect, except for the issuance of Common Stock upon conversion of Series A Stock, pursuant to the employee option pool or other customary exceptions.

Voting Rights

Each share of Series A Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Stock. The holders of the Series A Stock shall vote with Common Stock on all matters except as specifically provided in the Company's governing documents or as otherwise required by law.

Protective Provisions

Consent of the holders of at least 75% of the outstanding shares of Series A Stock, voting as a separate class, shall be required for any action (by merger or otherwise) that would (i) liquidate, dissolve or wind-up the Company or effect any merger, or consolidation or any other liquidation event, (ii) amend or repeal any provision of, or add any provision to the Articles or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series A Stock; (iii) increase or decrease the number of authorized shares of preferred stock or Common Stock; (iv) reclassify the Series A Stock or create any new securities having rights, preferences or privileges senior to or being in parity with the Series A Stock; (v) pay a dividend on or repurchase of any shares of Common Stock or preferred stock (excluding employee share repurchases, upon termination of employment, as may be approved by the Board); or (vi); sell, license, lease or transfer the equity or assets of any direct or indirect subsidiary of the Company.

Information Rights

The Company will provide annual financial information, periodic capitalization information and inspection rights to investors.

Registration Rights

Investors holding securities included within the definition of "Registrable Securities" under any applicable agreement of the company or investors may demand up to two (2) registrations of their securities of the Company, and will have unlimited "piggyback" registration rights.

Investor Qualifications

The offering of Series A Stock is made in reliance on exemptions from the registration and qualification requirements of the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. The Series A Stock will be offered to "accredited investors" as defined in Regulation D of the Securities Act.

Transferability

The Series A Stock will be restricted securities under federal and state securities laws and will not be transferable unless certain conditions imposed by those laws are met. In addition, transfer of the Series A Stock is restricted. An opinion of counsel will be required in order to transfer the Series A Stock. Each certificate will contain a legend stating such restrictions.

Convertible Note on Series B (Series 1 Notes)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 1 Notes) are outlined below:

Amount outstanding: $261,250.00

Maturity Date: October 11, 2019

Interest Rate: 10.0%

Discount Rate: 20.0%

Valuation Cap: $13,000,000.00

Conversion Trigger: $3,000,000

Material Rights

There are no material rights associated with Convertible Note on Series B (Series 1 Notes).

Convertible Note on Series B (Series 1A)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 1A) are outlined below:

Amount outstanding: $500,000.00

Maturity Date: February 08, 2020

Interest Rate: 30.0%

Discount Rate: 40.0%

Valuation Cap: $13,000,000.00

Conversion Trigger: Optional Trigger

Material Rights

There are no material rights associated with Convertible Note on Series B (Series 1A).

Convertible Note on Series B (Series 2)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 2) are outlined below:

Amount outstanding: $2,000,000.00

Maturity Date: January 22, 2021

Interest Rate: 12.0%

Discount Rate: 20.0%

Valuation Cap: $11,800,000.00

Conversion Trigger: $3,000,000

Material Rights

2X liquidation preference

This is a convertible promissory note financing agreement with HOYA Corporations ("HOYA"). Other investors acceptable to HOYA and the Company fund the remainder of the round.

As a condition of the investment, all 1% shareholders had to enter into a voting agreement appointing a director from HOYA to Novuson's Board. However, there is no amendment to the Company's bylaws indicating that a voting agreement is required and not all 1% shareholders entered into that voting agreement.

Convertible Note on Series B (Series 3)

The security will convert into Series b preferred and the terms of the Convertible Note on Series B (Series 3) are outlined below:

Amount outstanding: $170,000.00

Maturity Date: March 26, 2023

Interest Rate: 12.0%

Discount Rate: 20.0%

Valuation Cap: $11,800,000.00

Conversion Trigger: $3,000,000 Equity Round

Material Rights

2X liquidation Preference

Series A Warrants

The amount of securities outstanding is 4,511,986.

Material Rights

Warrants can be exercised for 60 days after regulatory clearance

Convertible Note Warrants (class 1)

The amount of securities outstanding is 15,132,754.

Material Rights

Warrants can be exercised for 60 days post regulatory approval. Note: shares are based off conversion at the cap.

Convertible Note Warrant (class 2)

The amount of securities outstanding is 7,000,000.

Material Rights

10 year warrant from time of issue. Share price based on Series B

Other Warrants

The amount of securities outstanding is 1,801,370.

Material Rights

10 Year warrants with a fixed price

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational UltraStat or that the product may never be used to engage in surgeries. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in surgeries. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our UltraStat. Delays or cost overruns in the development of our UltraStat and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market

and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Novuson Surgical Inc. was formed on 2/13/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Novuson Surgical Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 11 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We have been named as defendants in a complaint filed in King County for breach of contract.

The result of the active legal dispute may have an adverse effect on the company which could result in the companies inability to pay off the debt. While we are under the belief that because Novuson has tried to negotiate a resolution in good faith numerous times and the complainants keep reneging after agreeing to terms, if the suit continues (even though we are trying to negotiate a resolution) we believe the courts will consider Novuson's position favorably. We understand that the complaint may result in a significant cash shortfall which will adversely impact Novuson's ability to meet milestones or even sustain the business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Novuson Surgical Inc.

By /s/ *Stuart B Mitchell*

      Name: Stuart B Mitchell

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NOVUSON SURGICAL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Novuson Surgical, Inc.
Bothell, Washington

We have reviewed the accompanying financial statements of Novuson Surgical, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021, and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 11, 2022
Los Angeles, California

NOVUSON SURGICAL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	12,539	$	347,061
Total current assets		12,539		347,061
Property and equipment, net		0		28,977
Intangible assets		49,039		52,596
Total assets	$	61,579	$	428,635
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	179,410	$	26,025
Credit Card		35,653		5,499
Convertible Note, Short-term		65,000		-
Other current liabilities		402,438		12,334
Total current liabilities		682,501		43,858
Convertible Note		170,000		-
Promissory Notes and Loans		-		45,602
Total liabilities		852,501		89,460
STOCKHOLDERS EQUITY				
Common Stock		1,579		1,579
Series A Preferred Stock		1,513		1,513
Additional Paid In Capital		5,553,981		5,553,491
Retained earnings/(Accumulated Deficit)		(6,347,995)		(5,217,408)
Total stockholders' equity		(790,923)		339,175
Total liabilities and stockholders' equity	$	61,579	$	428,635

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 9,432	$ -
Cost of goods sold	-	-
Gross profit	9,432	-
Operating expenses		
General and administrative	917,514	554,204
Research and development	268,108	177,715
Sales and marketing	-	249
Total operating expenses	1,185,621	732,167
Operating income/(loss)	(1,176,189)	(732,167)
Interest expense	-	-
Other Loss/(Income)	(45,602)	(936)
Income/(Loss) before provision for income taxes	(1,130,587)	(731,231)
Provision/(Benefit) for income taxes	-	1,801
Net income/(Net Loss)	$ (1,130,587)	$ (733,033)

See accompanying notes to financial statements.

(in , $US)	Common Stocks		Preferred Shares Series A		Additional Paid In	Retained earnings/ (Accumulated	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2019	15,790,000 $	1,579	15,131,849 $	1,513 $	4,986,994 $	(4,484,376) $	505,710
Share-Based Compensation					1,497		1,497
Capital contribution					565,000		565,000
Net income/(loss)						(733,033)	(733,033)
Balance—December 31, 2020	15,790,000	1,579	15,131,849	1,513	5,553,491	(5,217,409) $	339,175
Share-Based Compensation							-
Capital contribution					490		490
Net income/(loss)						(1,130,587)	(1,130,587)
Balance—December 31, 2021	15,790,000 $	1,579	15,131,849 $	1,513 $	5,553,981 $	(6,347,996) $	(790,923)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(1,130,587)	$ (733,033)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of property		28,977	32,418
Amortization of intangibles		4,493	4,493
Share-based compensation		-	1,497
Changes in operating assets and liabilities:			
Account payables		153,385	1,661
Credit Cards		30,154	5,200
Other current liabilities		390,104	86
Net cash provided/(used) by operating activities		**(523,474)**	**(687,678)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of intangible assets		(936)	-
Net cash provided/(used) in investing activities		**(936)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital contribution		490	565,000
Borrowing on Promissory Notes and Loans		-	45,602
Borrowing on Convertible Note		235,000	
Repayment of Promissory Notes and Loans		(45,602)	
Net cash provided/(used) by financing activities		**189,888**	**610,602**
Change in cash		(334,523)	(77,076)
Cash—beginning of year		347,061	424,137
Cash—end of year	$	**12,539**	$ **347,061**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	$ -
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Novuson Surgical Inc. was incorporated on February 12, 2014, in the state of Washington. The financial statements of Novuson Surgical Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bothell, Washington.

Novuson, a spinout from the University of Washington's highly regarded Applied Physics Laboratory's Center for Industrial and Medical Ultrasound, is developing its Direct Therapeutic Ultrasound (DTU) technology platform for coagulation and hemostatic control in surgical and trauma procedures. DTU technology should enable clinicians to perform surgeries more quickly and to rapidly control bleeding associated with traumatic injuries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $97,061, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Plant and Equipment	5-7 years
Machinery and Equipment	5-7 years
Computer Equipment	5-7 years
Leasehold Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include website and software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Novuson Surgical, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those

temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its commercialized Direct Therapeutic Ultrasound (DTU) technology products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $0 and $249, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense

ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and

early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Deferred Compensation Liability	402,352	12,248
Accrued Taxes	86	86
Total Other Current Liabilities	**$ 402,438**	**$ 12,334**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020
Plant and Equipment	$	3,228	$	3,228
Machinery and Equipment		146,226		146,226
Computer Equipment		18,105		18,105
Leasehold Improvements		31,745		31,745
Property and Equipment, at Cost		**199,305**		**199,305**
Accumulated depreciation		(199,305)		(170,328)
Property and Equipment, Net	$	**0**	$	**28,977**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $28,977 and $32,418, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021		2020
Patent	$	55,185	$	55,185
Website		13,465		13,465
Software		21,375		20,439
Intangible assets, at cost		**90,025**		**89,089**
Accumulated amortization		(40,986)		(36,493)
Intangible assets, Net	$	**49,039**	$	**52,596**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $4,493 and $4,493, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (4,493)
2023	(4,493)
2024	(4,493)
2025	(4,493)
Thereafter	(31,067)
Total	**$ (49,039)**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2021 and December 31, 2020, 15,790,000 shares have been issued and are outstanding.

Preferred Stock Series A

The Company is authorized to issue 20,000,000 shares of Preferred Shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 15,131,849 shares have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	2,773,325	$ 0.00	-
Granted	611,886		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	3,385,211	$ 0.00	7.38
Exercisable Options at December 31, 2020	3,385,211	$ 0.00	7.38
Granted	15,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	3,400,211	$ 0.00	6.39
Exercisable Options at December 31, 2021	3,400,211	$ 0.00	6.39

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $490 and $1,497, respectively.

8. DEBT

Promissory Notes & Loans

During 2020, the Company entered received a PPP loan in the amount of $45,602. The details of the Company's loan and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness
PPP loan	$ 45,602	1.00%	3/5/2020	Forgiven in full	$ -	$ 45,602	$ 45,602
Total					$ -	$ 45,602	$ 45,602

On August 11, 2021, the Company received forgiveness for the loan in the full amount, $45,602.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Notes (various lenders)	$ 170,000	12.00%	Fiscal Year 2021	3/26/2023	8,500	8,500		170,000	170,000
2021 Convertible Notes (various lenders)- Short-term	$ 65,000	10.00%	Fiscal Year 2021	8/31/2022	1,083	1,083	65,000	-	65,000
Total	$ -				$ 1,083	$ 1,083	$ 65,000	$ 170,000	$ 65,000

2021 Convertible Notes (various lenders)

The convertible notes are convertible into equity securities at a conversion price. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $3,000,000 excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $11,800,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. As of December 31, 2021, the outstanding balance of these Convertible Note is in the amount of $170,000.

2021 Convertible Notes (various lenders)- Short-term

The unpaid principal and accrued, but unpaid interest under this Note at the time of conversion (the "Aggregate Note Amount") shall, at the Holder's election, be convertible at any time on an "all or none" basis at any time into shares of: the Company's Preferred Stock, at lesser of a 50% discount from the most favorable issued pricing per share of Preferred Stock, or if there is no Preferred Stock then it will be offered at the most favorable issued pricing per share of the Common Stock at a 1.2 multiplier. As of December 31, 2021, the outstanding balance of these Convertible Note is in the amount of $65,000.

Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (310,912)	$ (260,794)
Valuation Allowance	310,912	260,794
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (997,864)	$ (486,156)
Valuation Allowance	997,864	486,156
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,268,597, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,268,597. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On November 12, 2021, the Company issued a Convertible Promissory Note in the amount of $25,000 to Michael Levin, an investor. The Note bears an interest rate of 10% and has a maturity date set on August 31, 2022.

On September 7, 2021, the Company issued a Convertible Promissory Note in the amount of $15,000 to Stuart Mitchell, the founder and the owner of the company, and his wife Jean Maixner. The Note bears an interest rate of 10% and has a maturity date set on August 31, 2022. As of December 31, 2021, the outstanding balance of this Convertible Note is in the amount of $15,000.

 On June 7, 2021, the Company issued a Convertible Promissory Note in the amount of $25,000 to Stuart Mitchell, the founder and the owner of the company. The Note bears an interest rate of 12% and has a maturity date set on March 26, 2023. As of December 31, 2021, the outstanding balance of this Convertible Note is in the amount of $25,000.

During February and March of 2022, the Company received three short-term loans from Stuart Mitchell, in the aggregate amount of $23,000.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 25, 2016, the Company entered into a multi-tenant lease agreement with Marymoor Warehouse Associates, LLC to rent business premises located in Bothell, Washington. The lease contract ends on September 30, 2026. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	64,756
2023		66,696
2024		68,700
2025		70,768
Thereafter		48,112
Total future minimum operating lease payments	$	**319,032**

Rent expenses were in the amount of $83,228 and $77,020 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 11, 2022, which is the date the financial statements were available to be issued.

During February and March of 2022, the Company received three short-term loans from Stuart Mitchell in the aggregate amount of $23,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is pre-revenue and has a net operating loss of $1,176,189, an operating cash flow loss of $523,474, and liquid assets in cash of $12,539,

which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Stuart B Mitchell, Principal Executive Officer of Novuson Surgical Inc., hereby certify that the financial statements of Novuson Surgical Inc. included in this Report are true and complete in all material respects.

Stuart B Mitchell

CEO